SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
 TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 42)

L BRANDS, INC.

(Name of Issuer)

Common Stock, $0.50 Par Value	532716-10-7
(Title of class of securities)	(CUSIP number)

Michael Aiello, Esq. Howard Dicker, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000
(Name, address and telephone number of person authorized to receive notices and communications)

June 3, 2021
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

CUSIP No. 532716-10-7	13D	Page 2

1	NAMES OF REPORTING PERSONS
Leslie H. Wexner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
17,186,890

	8	SHARED VOTING POWER
17,854,756

	9	SOLE DISPOSITIVE POWER
17,186,890

	10	SHARED DISPOSITIVE POWER
17,854,756

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,041,646

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 532716-10-7	13D	Page 3

1	NAMES OF REPORTING PERSONS
Abigail S. Wexner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,814,206

	8	SHARED VOTING POWER
3,429,369

	9	SOLE DISPOSITIVE POWER
10,814,206

	10	SHARED DISPOSITIVE POWER
3,429,369

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,243,575

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 42 (“Amendment No. 42”) amends the Schedule 13D dated June 25, 1985, as amended in certain respects by Amendments No. 1 through 41 thereto, and is filed by Leslie H. Wexner and Abigail S. Wexner (collectively, the “Reporting Persons”), with respect to the Common Stock, $0.50 par value per share (the “Common Stock”), of L Brands, Inc. (the “Company” or the “Issuer”).

Item 2.	Purpose of Transaction.

Item 2 is supplemented as follows:

As previously disclosed, upon the conclusion of the Annual Meeting of Stockholders of the Company held on May 20, 2021, Leslie H. Wexner and Abigail S. Wexner retired from the Company’s Board of Directors.

Item 4.	Purpose of Transaction.

Item 4 is supplemented as follows:

Item 5(c) of this Amendment No. 42 to Schedule 13D is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a)          The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 42 are incorporated herein by reference, as of June 7, 2021.  As of June 7, 2021, the Reporting Persons beneficially owned an aggregate of 35,041,414 shares of Common Stock, representing approximately 12.7% of the outstanding shares, as determined in accordance with Rule 13d-3 (based on 276,821,306 shares of Common Stock outstanding as of May 28, 2021, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on June 3, 2021).  Additional details are set forth below.

Person	Number of Shares	Notes
Leslie H. Wexner (“Mr. Wexner”)	35,041,646	(1)(2)
Abigail S. Wexner (“Mrs. Wexner”)	14,243,575	(3)

(1)	Includes 0 shares issuable to Mr. Wexner within 60 days following June 7, 2021, upon the exercise or vesting of outstanding stock awards from the Company.

(2)
Includes: 127,567 shares held by The Linden East Trust; 3,611,181 shares held by The Linden West Trust; 1,081,741 shares held by The Wexner Family Charitable Fund (a not-for-profit corporation qualified under Internal Revenue Code Section 501(c)(3)); 141,515 shares held by The Beech Trust; 352,941 shares held by Linden East II trust; 352,941 shares held by Linden West II trust; 343,166 shares held by Pine Trust; 343,166 shares held by Willow Trust; 343,166 shares held by Cedar Trust; and 343,166 shares held by Rose Trust.  Mr. Wexner shares voting and investment power with Mrs. Wexner with respect to shares held by The Linden East Trust, The Wexner Family Charitable Fund, The Beech Trust, Linden East II trust, Linden West II trust, Pine Trust, Willow Trust, Cedar Trust, and Rose Trust, and shares voting and investment power with Dennis Hersch with respect to the shares held by The Linden East Trust and The Linden West Trust.  Also includes 4,892,608 shares held by the Wexner Personal Holdings Corporation, of which Mr. Wexner is the sole stockholder, director and officer.  Includes 10,814,206 shares directly owned by Mrs. Wexner, as to which Mr. Wexner may be deemed to share voting and investment power. Includes 12,294,282 shares directly owned by Mr. Wexner.

(3)
Includes: 127,567 shares held by The Linden East Trust; 1,081,741 shares held by The Wexner Family Charitable Fund; 141,515 shares held by The Beech Trust; 352,941 shares held by Linden East II trust; 352,941 shares held by Linden West II trust; 343,166 shares held by Pine Trust; 343,166 shares held by Willow Trust; 343,166 shares held by Cedar Trust; and 343,166 shares held by Rose Trust.  Mrs. Wexner shares voting and investment power with Mr. Wexner with respect to shares held by The Linden East Trust, The Wexner Family Charitable Fund, The Beech Trust, Linden East II trust, Linden West II trust, Pine Trust, Willow Trust, Cedar Trust, and Rose Trust, and shares voting and investment power with Dennis Hersch with respect to shares held by The Linden East Trust and Linden East II trust.  Includes 10,814,206 shares directly owned by Mrs. Wexner.  Excludes 20,798,071 shares beneficially owned by Mr. Wexner as to which Mrs. Wexner disclaims beneficial ownership.

(b)          The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Amendment No. 42 and (ii) Item 5(a) hereof are incorporated herein by reference, as of June 7, 2021.

(c)          In addition to the transaction described in Item 6 of this Amendment No. 42 (which is hereby incorporated herein by reference), during the past 60 days the Reporting Persons effected the following transaction in the Common Stock:

	Date of Transaction	Amount of Securities Acquired/(Disposed)	Price per Share	Where and How Effected
Leslie H. Wexner	05/13/2021	430,852 shares (1)	(1)	Acquired by exercise of stock options previously granted by the Company
Leslie H. Wexner	05/19/2021	59,816 shares	n/a
Acquired as a result of the performance condition of a portion of performance-based restricted stock unit awards previously granted by the Company being satisfied and such portion vesting and automatically settling for an equivalent number of shares of Common Stock on such date

The Wexner Children’s Trust II	06/03/2021	(3,500,000 shares)	$65.30	Sale to broker-dealer
The Linden West Trust	06/03/2021	(1,500,000 shares)	$65.30	Sale to broker-dealer

(1)
Mr. Wexner exercised several options for an aggregate of 430,852 shares, having exercise prices per share as follows:  161,559 shares at $45.03 per share; 55,129 shares at $41.88 per share; 124,191 at $49.38 per share; 42,585 shares at $54.21 per share; 37,834 shares at $61.85 per share; and 9,554 shares at $47.10 per share.

(d), (e):  Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is supplemented as follows:

On June 1, 2021, Leslie H. Wexner gifted 3,500,000 shares of Common Stock to The Wexner Children’s Trust II without consideration.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2021
/s/ Leslie H. Wexner
Leslie H. Wexner

/s/ Abigail S. Wexner
Abigail S. Wexner